                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                      UNDER

                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MARCH 2002



                              INTRAWEST CORPORATION
                               (Registrant's name)

           SUITE 800, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6 CANADA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

                                  INTRAWEST 3








                                 THIRD QUARTER
                        NINE MONTHS ENDED MARCH 31, 2002

TO OUR SHAREHOLDERS

An outstanding performance by ski and resort operations during a challenging season resulted in a 12.2% increase in income from continuing operations compared with the same quarter in 2001. Our strong competitive position, supported by the quality of our on-mountain operations and resort villages, enabled us to attract approximately one of every 10 skier visits in North America this year. This exceeds the level of 9.3% last year and continues the trend of steady year-to-year market share improvement from the level of 7.8% five years ago.

OPERATING RESULTS  (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Income from continuing operations for the third quarter ended March 31, 2002 increased to $56.2 million from $50.1 million for the same quarter of fiscal 2001. Basic earnings per share increased from $1.15 to $1.28 and fully diluted earnings per share increased from $1.12 to $1.25. Revenue for the quarter was $342.1 million compared with $339.0 million for the third quarter of 2001. Total Company EBITDA (earnings before interest, taxes, non-controlling interest, depreciation and amortization) for the period increased to $113.1 million from $107.0 million in the same period last year.

Income from continuing operations for the nine months ended March 31, 2002 was $52.5 million compared with $57.6 million in 2001. Revenue and Total Company EBITDA for the nine months were $667.2 million and $160.2 million, respectively, compared with $675.9 million and $157.3 million, respectively, in the same period last year.

Further information on the Company's operating results is contained in Management's Discussion and Analysis below.

LATEST COMPANY DEVELOPMENTS

During the quarter and in recent months, our business has experienced steady growth. This is reflected in several areas including our golf operations under the leadership of Intrawest Golf, which now has 26 courses under management including seven contracts gained since December 31, 2001. Intrawest is the majority owner of 17 of these courses.

Our resort reservations business, Resort Reservations Network or RezRez, recently expanded its central reservations presence in destinations including Miami, Toronto, San Francisco and Vancouver. Gross bookings through RezRez increased 245% on a fiscal year-to-date basis to $45.2 million.

In January we were selected by the City and County of Denver to negotiate an agreement to operate Winter Park Resort. Negotiations are underway.

Continued strong demand for resort real estate is reflected in project sell-outs during the third quarter, including the 242-suite Four Seasons Resort Whistler with $97 million in sales, and the 102-suite Hameau Du Glacier project in Les Arcs, our first European project, with $22 million in sales. We are encouraged by the success of our recent real estate launches and we now have a record backlog of real estate contracts with total pre-sales of over $700 million of which approximately $250 million is expected to close in the fourth quarter of fiscal 2002 and the balance is expected to close in fiscal 2003 and 2004.

DIVIDENDS

On May 13, 2002, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable on July 24, 2002 to shareholders of record on July 10, 2002.

NRP SHARES

A normal course issuer bid for up to 465,000 non-resort preferred ("NRP") shares expired on January 9, 2002. Under such bid, we purchased 341,600 NRP shares at an average price of Cdn.$1.58 per share. A new normal course issuer bid for the purchase of up to 370,000 NRP shares commenced on February 22, 2002 and will terminate on February 21, 2003. Under such bid, we have purchased 3,000 NRP shares at an average price of Cdn.$1.65 per share to date.

OUTLOOK

With yet another successful winter season behind us, we are looking forward to an active summer season at our resorts with operating conditions that should be more predictable than those we faced through the winter. We will continue to build on the success of cost-control measures implemented during the past two years while maintaining the customer experience. Our broader objective remains to generate significant free cash flow from operations and real estate to reduce debt, while continuing to leverage our expertise in resort development and operations to enter into business ventures that offer growth and require limited capital investment.



On behalf of the Board,




/s/ Joe S. Houssian                         /s/ Daniel O. Jarvis
----------------------------                ----------------------------
Joe S. Houssian                             Daniel O. Jarvis

Chairman, President and                     Executive Vice President
Chief Executive Officer                     and Chief Financial Officer

May 13, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in the Company's June 30, 2001 annual report.

THREE MONTHS ENDED MARCH 31, 2002 (THE "2002 QUARTER") COMPARED WITH THE THREE MONTHS ENDED MARCH 31, 2001 (THE "2001 QUARTER")

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operation revenue was $273.1 million in the 2002 quarter, up from $267.9 million in the 2001 quarter. Revenue from the mountain resorts increased from $254.7 million to $260.3 million due mainly to a 4% increase in skier visits from 4,348,000 to 4,527,000. Given the slow economy and in the aftermath of September 11, the Company was very pleased with this performance. A number of factors contributed to the skier visit growth, including:

o The addition of approximately 1,000 new beds across the Company's resorts after the 2001 third quarter.
o The timing of Easter in the 2002 quarter versus the fourth quarter of fiscal 2001.
o A 9% increase in the number of season passes and frequency cards sold during the year from 249,000 to 271,000.
o The strong competitive position of each of the Company's resorts due to past investments in on-mountain facilities, village amenities and snowmaking.
o The Company's marketing capability, including its centralized call center at Resort Reservations, which enabled a quick response to the shortened booking trends experienced this year.

Revenue per skier visit across all the resorts decreased 2% from $53.34 to $52.17 due to the shift in visits from destination to local and regional. Local and regional guests typically generate lower revenue per visit since they spend less on non-ticket items. Revenue per visit actually increased at all of the Company's resorts except for Whistler Blackcomb which has a higher proportion of "fly-to" customers than the other resorts. Revenue from the Company's non-skier visit related businesses (Alpine, the Breeze/Max retail chain and Resort Reservations) increased a combined 6% to $24.1 million in the 2002 quarter compared with the 2001 quarter.

Revenue from the warm-weather resorts was $12.8 million in the 2002 quarter, down from $13.2 million in the 2001 quarter mainly due to reduced corporate and group business at the Raven golf courses in Arizona.

The composition of ski and resort operation revenue was as follows:

--------------------------------------------------------------------------------------------------------
                                               2002 Quarter   2001 Quarter        Increase    Percentage
                                                 (millions)     (millions)      (decrease)        Change
                                                                                (millions)
                                                                      (unaudited)                     (%)
--------------------------------------------------------------------------------------------------------
Mountain operations                              $    128.9     $    129.2     $     (0.3)            --
Retail and rental                                      48.7           46.1            2.6              6
Food and beverage                                      31.9           31.7            0.2              1
Lodging and property management                        28.6           27.5            1.1              4
Ski school                                             21.0           19.5            1.5              8
Golf                                                    5.9            6.3           (0.4)            (6)
Other                                                   8.1            7.6            0.5              7
--------------------------------------------------------------------------------------------------------
                                                 $    273.1     $    267.9     $      5.2              2
--------------------------------------------------------------------------------------------------------

The flat performance of mountain operations reflects the impact of increased season pass and other regional visits. The 6% increase in retail and rental revenue was due mainly to additional outlets at Blue Mountain and Tremblant and to a maturing of the new village at Copper. The 4% increase in lodging and property management revenue was due to 19,000 additional room nights booked during the 2002 quarter and a $10 increase in the average daily room rate. The 8% increase in ski school revenue was attributable mainly to the timing of Easter and spring break, which are traditionally high demand periods for ski school programs. The 6% decline in golf revenue was due mainly to lower yields at the Arizona courses in response to reduced hotel occupancies in Phoenix and Tucson.

Ski and resort operations EBITDA increased to $99.6 million in the 2002 quarter from $93.2 million in the 2001 quarter. The cost control measures that had a positive impact on ski and resort operations EBITDA in the first two quarters of fiscal 2002 continued to benefit the Company in the third quarter and, while revenue grew by 1.9%, costs declined by 0.7%. The EBITDA margin improved from 34.8% to 36.5%.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate was $64.2 million in the 2002 quarter compared with $65.5 million in the 2001 quarter. A total of 126 units were closed in the 2002 quarter compared with 171 units in the 2001 quarter. The closings in the 2002 quarter were below expectations as construction delays at the First Ascent project in Squaw Valley moved some closings of pre-sold units into the fourth quarter of fiscal 2002. The average sales price per unit increased 24%, reflecting unit type and resort mix as well as price escalation. Approximately one-third of the units closed in the 2002 quarter were at Squaw Valley which has high average prices in excess of $600 per square foot. The Company's vacation ownership business, Club Intrawest, experienced a strong third quarter, with revenue of $16.5 million compared with $13.2 million in the 2001 quarter.

Operating profit from real estate sales was $11.9 million in the 2002 quarter, down slightly from $12.0 million in the 2001 quarter. The margin on sales improved to 18.6% from 18.3%, reflecting the change in resort and unit type mix referred to above.

REVIEW OF CORPORATE OPERATIONS

Interest and other income for the 2002 quarter was $1.7 million compared with $3.1 million in the 2001 quarter due mainly to lower interest rates. Interest expense was $10.2 million in the 2002 quarter, up slightly from $10.0 million in the 2001 quarter as the impact of higher debt balances was offset by reduced interest rates. Depreciation and amortization expense increased to $30.1 million in the 2002 quarter from $26.7 million in the 2001 quarter due to new capital expenditures at the resorts over the past year. The tax rate decreased to 12% in the 2002 quarter from 18% in the 2001 quarter due mainly to utilization of available tax shelter and to reductions in Canadian federal and provincial corporate tax rates. Non-controlling interest decreased to $6.4 million in the 2002 quarter from $7.5 million in the 2001 quarter due to reduced real estate closings at Whistler Blackcomb.

NINE MONTHS ENDED MARCH 31, 2002 (THE "2002 PERIOD") COMPARED WITH THE NINE MONTHS ENDED MARCH 31, 2001 (THE "2001 PERIOD")

REVIEW OF SKI AND RESORT OPERATIONS

Ski and resort operation revenue was $419.3 million in the 2002 period compared with $425.4 million in the 2001 period. Revenue from the mountain resorts decreased from $385.7 million to $379.2 million as the increase in revenue in the third quarter described above was offset by revenue reductions in the first and second quarters. Late season openings at the eastern resorts, caused by unusually warm weather in November and December, and the aftermath of the events of September 11, reduced mountain resort revenue in the second quarter by $7.7 million. In addition, the Company's decision to turn over management of the waterpark at Mountain Creek to a third-party operator reduced revenue by $4.1 million in the first quarter.

Revenue from the warm-weather resorts increased to $40.0 million in the 2002 period from $39.7 million in the 2001 period. An increase in revenue due to the opening of the new Raven golf course at Three Peaks was offset by a reduction in revenue at the Arizona courses due mainly to slower group and corporate business.

Ski and resort operations EBITDA increased to $115.8 million in the 2002 period from $110.5 million in the 2001 period as effective control over costs more than offset the decline in revenue. The margin on sales was 27.6% in the 2002 period compared with 26.0% in the 2001 period.

REVIEW OF REAL ESTATE OPERATIONS

Revenue from the sale of real estate was $238.2 million in the 2002 period, down from $240.0 million in the 2001 period. A total of 654 units were closed in the 2002 period compared with 783 units in the 2001 period. The average sales price per unit increased 17%, reflecting unit type and resort mix as well as price escalation. The Resort Club generated $32.7 million of the real estate revenue for the 2002 period, 12% more than the 2001 period.

Operating profit from real estate sales was $38.0 million in the 2002 period, down from $38.8 million in the 2001 period. The margin on sales was 15.9% in the 2002 period compared with 16.2% in the 2001 period. The lower margin reflects the lower weighting of lot sales in the 2002 period (9% of closings versus 16% in the 2001 period). Lots typically have a higher margin than condo-hotel units or townhomes.

REVIEW OF CORPORATE OPERATIONS

Interest and other income was $3.1 million in the 2002 period compared with $4.6 million in the 2001 period due to lower interest rates. Interest expense was $31.8 million in the 2002 period, up slightly from $31.7 million in the 2001 period as the impact of higher debt in the 2002 period was offset by lower interest rates. Depreciation and amortization expense was $49.9 million in the 2002 period, up from $43.7 million in the 2001 period mainly because of the capital expenditures at the resorts during the past two fiscal years. Corporate general and administrative expense was $8.8 million for the 2002 period compared with $7.0 million for the 2001 period due primarily to increased information technology costs.

LIQUIDITY AND CAPITAL RESOURCES

The major sources and uses of cash in the three and nine months ended March 31, 2002 and March 31, 2001 were as follows:


--------------------------------------------------------------------------------------------------------------
                                                     Three months ended March 31    Nine months ended March 31
                                                            2002            2001           2002           2001
                                                      (millions)      (millions)     (millions)     (millions)
                                                                                    (unaudited)
--------------------------------------------------------------------------------------------------------------
Funds from continuing operations                      $     90.9     $     82.4     $    109.2     $    102.7
Working capital for real estate developed
       for sale                                            (79.7)         (15.5)        (145.9)         (47.4)
Acquisitions and resort capital
       expenditures                                        (13.1)         (20.1)         (69.6)         (80.4)
--------------------------------------------------------------------------------------------------------------
                                                            (1.9)          46.8         (106.3)         (25.1)
(Increase) decrease in other net assets                     52.5            8.8           40.3          (28.7)
--------------------------------------------------------------------------------------------------------------
Net cash flows before non-construction
        financing                                           50.6           55.6          (66.0)         (53.8)
Net financing inflows (repayments) excluding
        construction financing                             (30.4)         (30.2)          94.1           67.5
--------------------------------------------------------------------------------------------------------------
Increase in cash                                      $     20.2     $     25.4     $     28.1     $     13.7
--------------------------------------------------------------------------------------------------------------
Net new investment in real estate
        developed for sale                            $    (82.3)    $    (53.9)    $   (187.3)    $   (136.5)
Less: net proceeds from construction
        financing                                            2.6           38.4           41.4           89.1
--------------------------------------------------------------------------------------------------------------
Working capital for real estate developed
        for sale                                      $    (79.7)    $    (15.5)    $   (145.9)    $    (47.4)
--------------------------------------------------------------------------------------------------------------

Working capital for real estate used $79.7 million of cash in the 2002 quarter compared with $15.5 million in the third quarter last year. The increase in use of cash reflects the increased number of units under development. Quarterly changes in working capital for real estate are not necessarily indicative of annual changes since the timing of project completions, and therefore unit closings, heavily impacts them. During the nine-month period real estate development used $145.9 million cash, up from $47.4 million in the nine months last year. The Company expects to close significantly more units in the fourth quarter of fiscal 2002 than the fourth quarter of fiscal 2001 which will result in working capital for real estate for fiscal 2002 being similar to fiscal 2001. The net investment in real estate developed for sale is expected to decline significantly in fiscal 2003 as the production of units levels off and spending on up-front infrastructure costs begins to decline.

Acquisitions and resort capital expenditures used $13.1 million of cash in the 2002 quarter compared with $20.1 million in the 2001 quarter. For the nine months, acquisitions and resort capital expenditures used $69.6 million cash, down from $80.4 million in the same period last year. These reductions are in keeping with the Company's strategy of leveraging its expertise rather than its capital to grow its business. The Company expects to spend significantly less in fiscal 2002 and future years on these items than it spent in past years as it assembled and upgraded its network of resorts.

Other net assets decreased by $52.5 million in the 2002 quarter mainly due to collection of receivables in connection with certain real estate closings in the second quarter. For the nine-month period other net assets provided $40.3 million cash compared with a use of cash of $28.7 million in the same period last year due mainly to an increase in payables and deferred revenue, resulting from increased real estate pre-sales.

At March 31, 2002, the Company had net debt (i.e., bank and other indebtedness net of cash and cash equivalents) of $1,019.6 million. The ratio of net debt to net tangible assets stood at approximately 50%. The Company's goal is to move this ratio down to approximately 35% within the next three years and it expects to achieve this objective primarily by increasing funds from continuing operations, reducing its net investment in real estate developed for sale, selling selected non-core assets and continuing to reduce resort capital expenditures.

ADDITIONAL INFORMATION

TOTAL COMPANY EBITDA

                                                        Three months ended              Nine months ended
                                                                  March 31                       March 31
---------------------------------------------------------------------------------------------------------
                                                      2002            2001            2002           2001
---------------------------------------------------------------------------------------------------------
                                                                  (in thousands of US dollars) (unaudited)
Income before tax                            $      71,305   $      70,191    $     69,507    $    74,604
Depreciation and amortization                       30,141          26,725          49,853         43,710
Interest expense                                    10,201          10,028          31,783         31,655
Interest in real estate costs                        3,097           3,174          12,147         11,925
Less interest and other income                      (1,678)         (3,083)         (3,063)        (4,630)
---------------------------------------------------------------------------------------------------------
Total Company EBITDA                         $     113,066   $     107,035    $    160,227    $   157,264
---------------------------------------------------------------------------------------------------------

EBITDA FROM SKI AND RESORT OPERATIONS

                                                        Three months ended              Nine months ended
                                                                  March 31                       March 31
---------------------------------------------------------------------------------------------------------
                                                      2002            2001            2002           2001
---------------------------------------------------------------------------------------------------------
                                                                  (in thousands of US dollars) (unaudited)
Ski and resort operation revenue             $     273,105   $     267,932    $    419,286    $   425,409
Ski and resort operation expenses                  173,458         174,688         303,458        314,904
---------------------------------------------------------------------------------------------------------
EBITDA from ski and resort operations        $      99,647   $      93,244    $    115,828    $   110,505
---------------------------------------------------------------------------------------------------------


EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented above.








Statements in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest's actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS



                                                    Three months ended             Nine months ended
                                                              March 31                      March 31
----------------------------------------------------------------------------------------------------
                                                   2002           2001           2002           2001
----------------------------------------------------------------------------------------------------
                                  (in thousands of US dollars, except per share amounts) (unaudited)

REVENUE:
 Ski and resort operations                   $  273,105     $  267,932     $  419,286     $  425,409
 Real estate sales                               64,213         65,508        238,233        239,969
 Rental properties                                3,146          2,490          6,645          5,913
 Interest and other income                         (199)         1,269          1,186          2,816
 Income from equity accounted investment          1,877          1,814          1,877          1,814
----------------------------------------------------------------------------------------------------
                                                342,142        339,013        667,227        675,921
EXPENSES:
 Ski and resort operations                      173,458        174,688        303,458        314,904
 Real estate costs                               52,285         53,550        200,269        201,162
 Rental properties                                1,507          1,106          3,536          2,911
 Interest                                        10,201         10,028         31,783         31,655
 Depreciation and amortization                   30,141         26,725         49,853         43,710
 Corporate general and administrative             3,245          2,725          8,821          6,975
----------------------------------------------------------------------------------------------------
                                                270,837        268,822        597,720        601,317
----------------------------------------------------------------------------------------------------
Income before undernoted                         71,305         70,191         69,507         74,604
Provision for income taxes                        8,660         12,670          8,316          8,568
----------------------------------------------------------------------------------------------------
Income before non-controlling interest
 and discontinued operations                     62,645         57,521         61,191         66,036
Non-controlling interest                          6,441          7,456          8,727          8,485
----------------------------------------------------------------------------------------------------
Income from continuing operations                56,204         50,065         52,464         57,551
Results of discontinued operations (note 4)         (45)          (130)           (17)           (43)
----------------------------------------------------------------------------------------------------
Income for the period                            56,159         49,935         52,447         57,508
Retained earnings, beginning of period          181,956        137,203        187,922        131,953
Dividends                                            --             --         (2,254)        (2,323)
----------------------------------------------------------------------------------------------------
Retained earnings, end of period             $  238,115     $  187,138     $  238,115     $  187,138

Income from continuing operations
 per common share:
 Basic                                       $     1.28     $     1.15     $     1.19     $     1.32
 Fully diluted                               $     1.25     $     1.12     $     1.18     $     1.29
----------------------------------------------------------------------------------------------------
Net income per common share:
 Basic                                       $     1.28     $     1.15     $     1.19     $     1.32
 Fully diluted                               $     1.25     $     1.12     $     1.18     $     1.29

Weighted average number of
 common shares outstanding (in
 thousands)
 Basic                                           44,031         43,721         44,031         43,590
 Fully diluted                                   45,024         44,587         44,417         44,474
----------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars)                                      March 31              June 30
-----------------------------------------------------------------------------------------------
                                                                      2002                 2001
                                                               (unaudited)            (audited)
-----------------------------------------------------------------------------------------------
ASSETS
Current assets:
 Cash and cash equivalents                                 $       114,546     $        86,430
 Amounts receivable                                                 68,580              82,536
 Other assets                                                       96,580             105,545
 Resort properties                                                 437,743             329,177
 Future income taxes                                                 3,619               4,168
-----------------------------------------------------------------------------------------------
                                                                   721,068             607,856
Ski and resort operations                                          832,746             813,741
Properties:
 Resort                                                            439,472             371,451
 Discontinued operations                                             6,334               7,080
-----------------------------------------------------------------------------------------------
                                                                   445,806             378,531
Amounts receivable                                                  58,437              50,416
Other assets                                                        96,341              86,640
Goodwill                                                            16,545              19,128
-----------------------------------------------------------------------------------------------
                                                           $     2,170,943     $     1,956,312
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Amounts payable                                           $       159,221     $       146,464
 Deferred revenue                                                  124,303              81,537
 Bank and other indebtedness, current portion:
  Resort                                                           330,869             201,558
  Discontinued operations                                               --                  82
-----------------------------------------------------------------------------------------------
                                                                   614,393             429,641
Bank and other indebtedness:
 Resort                                                            800,430             804,991
 Discontinued operations                                             2,846               3,363
-----------------------------------------------------------------------------------------------
                                                                   803,276             808,354
Due to joint venture partners                                        5,816               8,818
Deferred revenue                                                     7,818              26,750
Future income taxes                                                 83,676              83,771
Non-controlling interest in subsidiaries                            32,890              30,616
-----------------------------------------------------------------------------------------------
                                                                 1,547,869           1,387,950
Shareholders' equity:
 Capital stock (note 5)                                            414,030             414,220
 Retained earnings                                                 238,115             187,922
 Foreign currency translation adjustment                           (29,071)            (33,780)
-----------------------------------------------------------------------------------------------
                                                                   623,074             568,362
-----------------------------------------------------------------------------------------------
                                                           $     2,170,943     $     1,956,312
===============================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        Three months ended               Nine months ended
                                                                                  March 31                        March 31
--------------------------------------------------------------------------------------------------------------------------
                                                                      2002            2001           2002             2001
--------------------------------------------------------------------------------------------------------------------------
                                                                                  (in thousands of US dollars) (unaudited)
CASH PROVIDED BY (USED IN)
OPERATIONS:
 Income from continuing operations                             $    56,204     $    50,065    $    52,464     $     57,551
 Items not affecting cash:
  Depreciation and amortization                                     30,141          26,725         49,853           43,710
  Future income taxes                                                   --              --             --           (5,276)
  Income from equity accounted investment                           (1,877)         (1,814)        (1,877)          (1,814)
  Non-controlling interest                                           6,441           7,456          8,727            8,485
--------------------------------------------------------------------------------------------------------------------------
 Funds from continuing operations                                   90,909          82,432        109,167          102,656
 Recovery of costs through real estate sales                        52,285          53,550        200,269          201,162
 Acquisition and development of properties held for sale          (134,556)       (107,403)      (387,531)        (337,693)
 Increase in amounts receivable, net                                (1,086)         (4,336)        (8,641)          (8,603)
 Changes in non-cash operating working capital (note 8)             58,560          20,060         58,931           (2,628)
--------------------------------------------------------------------------------------------------------------------------
 Cash provided by (used in) continuing operating activities         66,112          44,303        (27,805)         (45,106)
 Cash provided by (used in) discontinued operations (note 4)           299            (395)         1,503            3,965
--------------------------------------------------------------------------------------------------------------------------
                                                                    66,411          43,908        (26,302)         (41,141)
FINANCING:
 Bank and other borrowings, net                                    (25,319)          7,099        142,398          157,703
 Issue of common shares for cash                                        74           1,106            113            2,541
 Redemption and repurchase of
  non-resort preferred shares                                          (13)         (1,673)          (303)          (3,788)
 Dividends paid                                                         --              --         (2,254)          (2,323)
 Distributions to non-controlling interests                         (2,532)             --         (4,801)          (1,283)
--------------------------------------------------------------------------------------------------------------------------
                                                                   (27,790)          6,532        135,153          152,850
INVESTMENTS:
 Proceeds from (expenditures on):
  Revenue-producing properties                                        (226)             87           (323)          (4,161)
  Ski and resort operation assets                                  (13,075)        (20,092)       (69,587)         (76,074)
  Other assets                                                      (5,167)         (5,006)       (10,825)         (13,423)
  Business acquisitions, net of cash acquired                           --              --             --           (4,318)
--------------------------------------------------------------------------------------------------------------------------
                                                                   (18,468)        (25,011)       (80,735)         (97,976)
--------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                               20,153          25,429         28,116           13,733
Cash and cash equivalents, beginning of period                      94,393          67,289         86,430           78,985
--------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                       $   114,546     $    92,718    $   114,546     $    92,718
--------------------------------------------------------------------------------------------------------------------------

(Supplemental information (note 8))
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended June 30, 2001. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company's consolidated financial statements for the year ended June 30, 2001, except as described in note 3 below.

2.   SEASONALITY OF OPERATIONS:

Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company's ski and resort operation revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operation revenue is generated on certain holidays (particularly Christmas, Presidents' Day and school spring breaks) and on weekends.

The Company's real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3.   CHANGE IN ACCOUNTING POLICY:

The Company has adopted, effective July 1, 2001, the new recommendations of The Canadian Institute of Chartered Accountants relating to the method of calculation, presentation and disclosure of earnings per share. These new recommendations were applied retroactively and have resulted in the restatement of fully diluted earnings per share for the three months and nine months ended March 31, 2001. The fully diluted earnings per share for the three months ended March 31, 2002 and March 31, 2001 are more dilutive by $0.03 than it would have been under the previous standard. The fully diluted earnings per share for the nine months ended March 31, 2002 and March 31, 2001 are more dilutive by $0.01 and $0.03, respectively, than it would have been under the previous standard.

4.   DISCONTINUED OPERATIONS:

For reporting purposes, the results of operations and cash flow from operating activities of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

The results of discontinued operations are as follows:


--------------------------------------------------------------------------------------------------------------
                                         Three months ended March 31             Nine months ended March 31
                                              2002               2001                 2002               2001
                                       (unaudited)        (unaudited)          (unaudited)         (unaudited)
--------------------------------------------------------------------------------------------------------------
Revenue                                $      362          $      309          $      803          $    1,070
--------------------------------------------------------------------------------------------------------------
Loss before current income taxes       $      (46)         $     (130)         $       --          $      (43)
Provision for current income taxes             (1)                 --                  17                  --
--------------------------------------------------------------------------------------------------------------
Loss from discontinued operations      $      (45)         $     (130)         $      (17)         $      (43)
--------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)
--------------------------------------------------------------------------------

Assets and liabilities presented in the consolidated balance sheets include the following assets and liabilities of discontinued operations:

--------------------------------------------------------------------
                                          MARCH 31           June 30
                                              2002              2001
                                       (unaudited)         (audited)
--------------------------------------------------------------------
Current assets:
 Amounts receivable                    $    2,767          $    4,126
 Other non-cash current assets                (22)               --
Properties                                  6,634               7,080
Other non-current assets                       26                 166
Current liabilities                          (465)               (900)
Non-current liabilities                    (2,683)             (3,258)
--------------------------------------------------------------------

The cash flows from discontinued operations are as follows:

------------------------------------------------------------------------------------------------------------
                                                     Three months ended March 31  Nine months ended March 31
                                                             2002         2001            2002          2001
                                                      (unaudited)  (unaudited)     (unaudited)   (unaudited)
------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
 Operations                                             $    299    $    (395)     $    1,503    $    3,965
 Financing                                                  (134)      (2,044)           (902)       (4,673)
 Investing                                                    --          366              --           304
------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        $    165    $  (2,073)     $      601    $     (404)
------------------------------------------------------------------------------------------------------------

The Company has the right to apply the net cash flow from the discontinued operations from January 1, 1997 to the redemption of non-resort preferred ("NRP") shares.

5.   CAPITAL STOCK:

-------------------------------------------------------------------------------------------
                                                                 MARCH 31           June 30
                                                                     2002              2001
                                                              (unaudited)         (audited)
-------------------------------------------------------------------------------------------
Common shares                                                   $ 400,375         $ 400,262
NRP shares                                                         13,655            13,958
-------------------------------------------------------------------------------------------
                                                                $ 414,030         $ 414,220
-------------------------------------------------------------------------------------------

(i)  Common shares:


-------------------------------------------------------------------------------------------
                                                                Number of
                                                            common shares            AMOUNT
                                                              (unaudited)       (unaudited)
-------------------------------------------------------------------------------------------
Balance, June 30, 2001                                         44,026,394         $ 400,262
Issued for cash under stock option plan                            14,150               113
-------------------------------------------------------------------------------------------
Balance, March 31, 2002                                        44,040,544         $ 400,375
-------------------------------------------------------------------------------------------

In addition to the stock options exercised during the quarter, 2,000 stock options were forfeited and 3,736,800 common stock options remain outstanding as at March 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)
--------------------------------------------------------------------------------

(ii) NRP shares:

-------------------------------------------------------------------------------------------
                                                                Number of
                                                               NRP shares            AMOUNT
                                                              (unaudited)       (unaudited)
-------------------------------------------------------------------------------------------
Balance, June 30, 2001                                          5,513,936     $      13,958
Purchased for cancellation                                       (344,600)             (303)
-------------------------------------------------------------------------------------------
Balance, March 31, 2002                                         5,169,336     $      13,655
-------------------------------------------------------------------------------------------

(iii) Stock compensation:

The Company has early-adopted effective July 1, 2001, section 3870 of The Canadian Institute of Chartered Accountants ("CICA 3870") relating to the method of accounting for stock-based compensation. The recommendations require that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense been determined in accordance with the provisions of CICA 3870 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in the current period:


--------------------------------------------------------------------------------
Dividend yield                                                              0.6%
Risk-free interest rate                                                    4.88%
Expected option life                                                     7 years
Expected volatility                                                          84%
--------------------------------------------------------------------------------


Using the above assumptions, the Company's net income for the nine months ended March 31, 2002 would have been reduced to the pro forma amount indicated below:


--------------------------------------------------------------------------------
Net income as reported                                                    52,447
Estimated fair value of option grants                                       (569)
--------------------------------------------------------------------------------
Pro forma                                                                 51,878
--------------------------------------------------------------------------------

The estimated fair value of option grants is based on those options granted since the date of adoption and excludes the effect of those granted before July 1, 2001.

6.   EARNINGS PER SHARE:

Basic earnings per common share ("EPS") is calculated by dividing net income attributable to common shareholders ("numerator") by the weighted average number of common shares outstanding ("denominator"). Fully diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

The numerator for basic and fully diluted EPS was the same for all periods presented. The reconciliation of the denominators used is as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, unless otherwise indicated)
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------
                                              Three months ended March 31   Nine months ended March 31
                                                     2002            2001           2002          2001
                                              (unaudited)     (unaudited)    (unaudited)   (unaudited)
------------------------------------------------------------------------------------------------------
Denominator (in thousands of shares):
Weighted average number of common shares
  outstanding - basic                              44,031          43,721         44,031        43,590
Effect of dilutive stock options                     993              866            386           884
------------------------------------------------------------------------------------------------------
Weighted average number of common shares
  outstanding - fully diluted                      45,024          44,587         44,417         44,474
------------------------------------------------------------------------------------------------------

The computation of fully diluted EPS for the nine months ended March 31, 2002 and 2001 excludes the effect of the assumed exercise of options to purchase 2,275,000 and 13,000 common shares, respectively, because the effect would be anti-dilutive.

7.   SEGMENTED INFORMATION:

The following table presents the Company's results from continuing operations by reportable segment:

-------------------------------------------------------------------------------------------------------
                                              Three months ended March 31    Nine months ended March 31
                                                      2002           2001            2002          2001
                                               (unaudited)    (unaudited)     (unaudited)   (unaudited)
-------------------------------------------------------------------------------------------------------
Segment revenue:
 Ski and resort                              $    260,315   $    254,708    $    379,248    $   385,747
 Real estate                                       67,359         67,998         244,878        245,882
 Warm-weather                                      12,790         13,224          40,038         39,662
 Corporate and all other                            1,678          3,083           3,063          4,630
-------------------------------------------------------------------------------------------------------
                                             $    342,142   $    339,013    $    667,227    $   675,921
-------------------------------------------------------------------------------------------------------

Segment operating profit :
 Ski and resort                              $     99,611   $     91,868    $    113,638    $   107,321
 Real estate                                       13,567         13,342          41,073         41,809
 Warm-weather                                          36          1,376           2,190          3,184
 Corporate and all other                            1,678          3,083           3,063          4,630
-------------------------------------------------------------------------------------------------------
                                                  114,892        109,669         159,964        156,944
Less:
 Interest                                          10,201         10,028          31,783         31,655
 Depreciation and amortization                     30,141         26,725          49,853         43,710
 Corporate general and administrative               3,245          2,725           8,821          6,975
-------------------------------------------------------------------------------------------------------
                                                   43,587         39,478          90,457         82,340
-------------------------------------------------------------------------------------------------------
Income before income taxes, non-controlling
 interest and discontinued operations        $     71,305   $     70,191    $     69,507    $    74,604
-------------------------------------------------------------------------------------------------------

8.   CASH FLOW INFORMATION:

The changes in non-cash operating working capital consist of the following:

-------------------------------------------------------------------------------------------------------
                                              Three months ended March 31    Nine months ended March 31
                                                      2002           2001            2002          2001
                                               (unaudited)    (unaudited)     (unaudited)   (unaudited)
-------------------------------------------------------------------------------------------------------
Cash provided by (used in):
 Amounts receivable                          $     34,206    $     6,059     $    12,636     $   16,457
 Other assets                                      29,811         57,655          (4,779)        10,587
 Amounts payable                                   (6,256)       (12,860)         12,996        (24,172)
 Due to joint venture partners                        993         (1,269)         (2,943)        (5,445)
 Deferred revenue                                    (194)       (29,525)         41,021            (55)
-------------------------------------------------------------------------------------------------------
                                             $     58,560    $    20,060     $    58,931     $   (2,628)
-------------------------------------------------------------------------------------------------------
Supplemental information:
 Interest paid included in the
  determination of net income                $      4,909    $     7,108     $    24,808     $   46,461
 Income taxes paid                                  2,210          1,461           7,465          4,346
-------------------------------------------------------------------------------------------------------







                                [INTRAWEST LOGO]

                         Suite 800, 200 Burrard Street
                         Vancouver, B.C. Canada V6C 3L6
                    Tel: (604) 669-9777 Fax: (604) 669-0605
                          Web site: www.intrawest.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                             INTRAWEST CORPORATION

Date: May 28, 2002                           By /s/ ROSS MEACHER
                                             -----------------------------------
                                             Name:  Ross Meacher
                                             Title: Corporate Secretary